As filed with the Securities and Exchange Commission on June 11, 2026

File No. 333-290590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No. __

☒ Post-Effective Amendment No. 1

Nuveen Municipal High Income
Opportunity Fund

(Exact Name of Registrant as Specified in Charter)

333 West Wacker Drive
Chicago, Illinois 60606
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(800) 257-8787
(Area Code and Telephone Number)

Mark L. Winget
Vice President and Secretary
Nuveen Investments
333 West Wacker Drive
Chicago, Illinois 60606
(Name and Address of Agent for Service)

Copies to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on December 18, 2025, pursuant to Rule 424 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-290590), are incorporated herein by reference.

This amendment is being filed for the sole purpose of adding to Part C of the Registration Statement the executed opinions and consents of Vedder Price P.C. and Stradley Ronon Stevens & Young, LLP, supporting the tax matters discussed in the Joint Proxy Statement/Prospectus as Exhibit 12(a) and Exhibit 12(b).

PART C
OTHER INFORMATION

Item 15. Indemnification

Section 4 of Article XII of Registrant’s Declaration of Trust, as amended, provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a)       against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b)       with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c)       in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i)       by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii)       by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a)       such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b)       a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including, as such Disinterested Trustee, anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the word “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by joint errors and omissions insurance policies against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, subject to such policies’ coverage limits, exclusions and deductibles.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, (the “1933 Act”) may be permitted to the officers, trustees or controlling persons of the Registrant pursuant to the Declaration of Trust of the Registrant or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by an officer or trustee or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, trustee or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)	Amended and Restated Declaration of Trust dated October 15, 2003.(1)
(2)	Amended and Restated By-Laws of Registrant, dated February 28, 2024.(2)
(3)	Not applicable.
(4)	Form of Agreement and Plan of Merger as Appendix A to the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement.(24)
(5)	Not applicable.
(6)(a)	Investment Management Agreement, dated October 1, 2014.(3)
(6)(b)	Continuance of Investment Management Agreement, dated May 1, 2025.(4)
(6)(c)	Investment Sub-Advisory Agreement, dated October 1, 2014.(3)
(6)(d)	Notice of Continuance of Investment Sub-Advisory Agreement, dated May 1, 2025.(4)
(7)(a)	Distribution Agreement between Registrant and Nuveen Securities, LLC, dated May 29, 2012.(5)
(7)(b)	Dealer Agreement between Nuveen Securities, LLC and UBS Securities, LLC, dated May 29, 2012.(5)
(7)(c)	Distribution Agreement Relating to At-the-Market Offerings between Registrant and Nuveen Securities, LLC, dated March 4, 2013.(6)
(7)(d)	Dealer Agreement Relating to At-the-Market Offerings between Nuveen Securities, LLC and USB Securities, LLC, dated March 4, 2013.(6)
(7)(e)	Distribution Agreement Relating to At-the-Market Offerings between the Registrant and Nuveen Securities, LLC, dated July 18, 2016.(7)
(7)(f)	Dealer Agreement Relating to At-the-Market Offerings between the Nuveen Securities, LLC and UBS Securities, LLC, dated July 18, 2016.(7)
(7)(g)	Distribution Agreement Relating to At-the-Market Offerings between Registrant and Nuveen Securities, LLC, dated August 24, 2017.(8)
(7)(h)	Dealer Agreement Relating to At-the-Market Offerings between Nuveen Securities and UBS Securities, LLC, dated September 14, 2017.(8)
(7)(i)	Distribution Agreement Relating to At-the-Market Offerings between Registrant and Nuveen Securities, LLC, dated February 21, 2020.(9)
(7)(j)	Dealer Agreement Relating to At-the-Market Offerings between Nuveen Securities and UBS Securities, LLC, dated February 27, 2020.(10)
(7)(k)	Distribution Agreement Relating to At-the-Market Offerings between Registrant and Nuveen Securities, LLC, dated March 5, 2021.(11)
(7)(l)	Dealer Agreement Relating to At-the-Market Offerings between Nuveen Securities and UBS Securities, LLC, dated March 5, 2021.(11)
(7)(m)	Distribution Agreement Relating to At-the-Market Offerings between Registrant and Nuveen Securities, LLC, dated December 16, 2021.(12)

(7)(n)	Dealer Agreement Relating to At-the-Market Offerings between Nuveen Securities and UBS Securities, LLC, dated December 17, 2021.(12)
(8)(a)	Nuveen Fund Board Voluntary Deferred Compensation Plan for Independent Directors and Trustees, effective as of November 1, 2021.(13)
(8)(b)	Nuveen Fund Board Voluntary Deferred Compensation Plan for Independent Directors and Trustees, effective as of November 1, 2021, as amended July 1, 2023.(14)
(9)(a)	Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company, dated July 15, 2015.(15)
(9)(b)	Amendment and revised Appendix A to Amended and Restated Master Custodian Agreement, dated July 31, 2020.(16)
(9)(c)	Amendment and revised Appendix A, effective September 8, 2022, to the Amended and Restated Master Custodian Agreement.(17)
(10)	Not applicable.
(11)	Opinion and Consent of Counsel.(18)
(12)(a)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed in the Joint Proxy Statement/Prospectus, is filed herewith.
(12)(b)	Opinion and Consent of Stradley Ronon Stevens & Young, LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus, is filed herewith.
(13)(a)	Transfer Agency and Service Agreement, dated June 15, 2017 between Registrant and Computershare Inc. and Computershare Trust Company, N.A.(19)
(13)(b)	Amendment and Schedule A to Transfer Agency and Service Agreement, dated September 7, 2017.(20)
(13)(c)	Second Amendment and updated Schedule A, dated February 26, 2018, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A.(21)
(13)(d)	Third Amendment and updated Schedule A, dated May 11, 2020 to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A.(21)
(13)(e)	Amended and Restated Schedule A, effective March 28, 2023, to the Transfer Agency and Service Agreement.(22)
(13)(f)	Rule 12d1-4 Investment Agreement between RiverNorth Funds, as Acquiring Funds, and Nuveen CEFs, as Acquired Funds, dated January 19, 2022.(22)
(14)(a)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.(24)
(14)(b)	Consent of KPMG LLP, independent registered public accounting firm.(24)
(15)	Not applicable.
(16)	Powers of Attorney.(23)
(17)	Form of Proxy appears following the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement.(24)

(18)	Filing Fee Table.(24)

(1) Filed on October 17, 2003 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-109801) and incorporated by reference herein.

(2) Filed on March 8, 2024 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 811-21449) and incorporated by reference herein.

(3) Filed on February 23, 2015 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-187032) and incorporated by reference herein.

(4) Filed on July 28, 2025 as an exhibit to Nushares ETF Trust’s Registration Statement on Form N-1A (File No. 333-212032) and incorporated by reference herein.

(5) Filed on June 4, 2012 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-161462) and incorporated by reference herein.

(6) Filed on March 11, 2013 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-187032) and incorporated by reference herein.

(7) Filed on September 12, 2016 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-211793) and incorporated by reference herein.

(8) Filed on September 14, 2017 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-220101) and incorporated by reference herein.

(9) Filed on February 27, 2020 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-235960) and incorporated by reference herein.

(10) Filed on March 2, 2020 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-235960) and incorporated by reference herein.

(11) Filed on March 8, 2021 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-253965) and incorporated by reference herein.

(12) Filed on December 17, 2021 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 253965) and incorporated by reference herein.

(13) Filed on July 29, 2022 as an Exhibit to Nuveen Enhanced High Yield Municipal Bond Fund’s Registration Statement on Form N-2 (File No. 333-231722) and incorporated by reference herein.

(14) Filed on July 1, 2023 as an Exhibit to Nuveen Enhanced High Yield Municipal Bond Fund’s Registration Statement on Form N-2 (File No. 333-231722) and incorporated by reference herein.

(15) Filed on June 6, 2016 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-211793) and incorporated by reference herein.

(16) Filed on September 1, 2020 as an Exhibit to Nuveen AMT-Free Municipal Value Fund’s Registration Statement on Form N-2 (File No. 333-223524) and incorporated by reference herein.

(17) Filed on December 29, 2022 as an Exhibit to Nuveen Investment Trust V’s Registration Statement on Form N-1A (File No. 333-138592) and incorporated by reference herein.

(18) Filed on November 17, 2025 as an Exhibit to Registrant’s Registration Statement on Form N-14 (File No. 333-2290590) and incorporated by reference herein.

(19) Filed on August 22, 2017 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-220101) and incorporated by reference herein.

(20) Filed on April 11, 2019 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-220101) and incorporated by reference herein.

(21) Filed on September 18, 2020 as an Exhibit to Registrant’s Registration Statement on Form N-2 (File No. 333-237289) and incorporated by reference herein.

(22) Filed on May 12, 2023 as an Exhibit to Nuveen California Select Tax Free Income Portfolio’s Registration Statement on Form N-2 (File No. 333-271871) and incorporated by reference herein.

(23) Filed on September 29, 2025 as an exhibit to the Registrant’s Registration Statement on Form N-14 (File No. 333-290590) and incorporated by reference herein.

(24) Filed on December 16, 2025 as an exhibit to the Registrant’s Registration Statement on Form N-14 (File No. 333-290590) and incorporated by reference herein.

Item 17. Undertakings

(1)       The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)       The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and the State of Illinois, on the 10th day of June, 2026.

Nuveen Municipal High Income Opportunity Fund

By:	/s/ Mark L. Winget
Mark L. Winget
Vice President and Secretary

As required by the Securities Act of 1933, this Registrant’s registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Capacity	Date

/s/ David J. Lamb	Chief Administrative Officer
David J. Lamb	(principal executive officer)	June 10, 2026

/s/ Mark Cardella	Vice President and Controller
Mark Cardella	(principal financial and accounting officer)	June 10, 2026

		By:	/s/ Mark L. Winget
Robert L. Young*	Chair of the Board and Trustee		Mark L. Winget Attorney-in-Fact June 10, 2026
Trustee
Joseph A. Boateng*

Trustee
Michael A. Forrester*

Trustee
Thomas J. Kenny*

Trustee
Amy B.R. Lancellotta*

Trustee
Joanne T. Medero*

Trustee
Albin F. Moschner*

Trustee
John K. Nelson*

Trustee
Loren M. Starr*

Trustee
Matthew Thornton III*

Trustee
Terence J. Toth*

Trustee
Margaret L. Wolff*

*	An original power of attorney authorizing, among others, Mark L. Winget, Kevin J. McCarthy and Mark J. Czarniecki to execute this registration statement, and amendments thereto, for each of the trustees of the Registrant on whose behalf this registration statement is filed, has been executed and is Exhibit (16) which is incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-290590) filed on December 16, 2025.

EXHIBIT INDEX

Exhibit No.	Name of Exhibit
(12)(a)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.

(12)(b)	Opinion and Consent of Stradley Ronon Stevens & Young, LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.

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